Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends—Continuing Operations

(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Income (loss) from continuing operations	$10,133	$(95,880)	$(13,217)	$(1,231,329)	$(695,290)	$146,093	$439,950
Add:
Cash distributions of income from unconsolidated joint ventures	—	326	3,465	1,975	16,717	75,416	61,725
Provision (benefit) for income taxes	633	298	(96,265)	(5,495)	(149,003)	82,930	269,528
Homebuilding interest amortized cost of sales and interest expense	78,388	94,989	134,188	93,551	120,596	86,698	63,088
Interest portion of rent expense	375	375	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	1,141	(4,330)	(4,598)	(150,875)	(188,975)	(1,959)	61,226

Earnings (loss):	$88,388	$4,438	$33,269	$(989,923)	$(517,505)	$393,596	$773,565

Fixed charges:
Homebuilding interest incurred	$82,030	$81,410	$107,976	$137,398	$138,595	$148,355	$96,184
Interest portion of rent expense	375	375	500	500	500	500	500

Fixed Charges	$82,405	$81,785	$108,476	137,898	$139,095	$148,855	$96,684

Ratio of Earnings to Fixed Charges (a)	1.1	0.1	0.3	(7.2)	(3.7)	2.6	8.0

(a)	As there was no outstanding preferred stock with preference dividends during the periods in the table above, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are the same calculation.